SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-9972

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-KF	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Full name of registrant:	Hooper Holmes, Inc.

Former name, if applicable:	Not Applicable

Address of principal executive office:	170 Mt. Airy Road,
Basking Ridge, New Jersey 07920

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a	)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company and its independent auditors have not yet completed their review of the interim consolidated financial statements included in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006 due to the additional time required to finalize its assessment of the valuation allowance required on its deferred tax assets.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael J. Shea	(908)	953-6280
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

During the third quarter of 2006, the Company recorded a non-cash charge of $31.8 million to increase its valuation allowance on its deferred tax assets.

Hooper Holmes, Inc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ Michael J. Shea
Michael J. Shea
Senior Vice President and Chief Financial Officer
Hooper Holmes, Inc.

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